FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
420 Lexington Avenue, Suite 1718
New York, NY 10170

July 14, 2014

CORRESP - VIA EDGAR

United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Form S-3 Registration Statement
SEC File No. 333-195659
Acceleration Request

Ladies and Gentlemen:

The undersigned issuer hereby requests acceleration of its Form S-3 registration statement (SEC File No. 333-195659) to July 16, 2014 at 2:00 PM, or as soon thereafter as is practicable.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

By:           /s/ Gordon Hutchins, Jr.
Gordon Hutchins, Jr.
President and Chief Operating Officer